FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 26, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom to renew its brand structure and introduce the T-Home brand as part of the change

Budapest – June 26, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that Magyar Telekom’s Management Committee decided today on the introduction of the T-Home brand to replace the T-Com, T-Online and T-Kábel brands in the autumn of 2008. Simultaneously with the introduction of T-Home, Magyar Telekom’s “T” brand and the residential and business mobile services T-Mobile brand will also be renewed.

The objective of today’s decision is to introduce for Magyar Telekom a simpler brand structure, that helps customers clearly identify the company and its services, thereby strengthening its market leader position. With the transformation of the brand structure, implemented at Deutsche Telekom in May 2007, a renewed Magyar Telekom will be better able to leverage its competitive advantage of having a uniquely broad range of services in Hungary’s telecommunications market.

As a result of rebranding Magyar Telekom’s customers will be able to use, under a single T-Home brand, all home-based fixed-line communication and entertainment services, which are currently branded T-Com, T-Online and T-Kábel. As part of the repositioning, simultaneously with the introduction of T-Home, the corporate “T” brand and the T-Mobile brand covering residential and business mobile services will be refreshed, while the full scope of business communications solutions will continue to be offered to corporate customers under the T-Systems brand.

Christopher Mattheisen, Magyar Telekom’s Chairman-CEO emphasized in connection with the decision: “The changes planned for the autumn of 2008 are part of the renewal process launched by Magyar Telekom’s new senior management. Magyar Telekom’s objective for the organizational changes introduced in January 2008 and the renewal of the brand structure decided today, is to better satisfy future customer needs, making our company more attractive and valuable for customers and investors.”

János Winkler, Magyar Telekom’s Chief Operating Officer in charge of Consumer Services said: “The simplified brand structure will offer our customers new benefits; among others, it will be easier for them to identify the most appropriate products and services for them. This change is much more than a mere change of image: the T-Home brand will offer an even higher standard of services and a choice reflecting the demands of the future.”

Magyar Telekom is currently finalizing the details for the introduction of the T-Home brand and withdrawal of the terminated brands and will provide further information in due course.

The rebranding will not impact Magyar Telekom’s revenue and EBITDA guidance announced for 2008 and will not result in any loss of value connected with the brands. At the same time, the change is expected to have a positive impact on Magyar Telekom’s operating results, as the new image connected with the new brand structure will strengthen the company’s competitive position in Hungary’s fixed-line market, and new attractive offers will contribute to achieving its strategic growth targets.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: June 26, 2008